UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	March 31, 2011
					Estimated average burden
FORM 144					hours per response	2.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

					CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
WD 40 CO		951797918	000-06936
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
1061 Cudahy Place		San Diego	CA	92110	619-275-1400

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
MILNER GRAHAM P	Officer	1061 Cudahy Place		San Diego	CA	92110

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities To Be Sold	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
	who is Acquiring the Securities		(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common Stock	Computershare Securities Corp. 2 North LaSalle Street Chicago, IL 60602 Broadcort Correspondent Clearing Division Merrill, Lynch, Pierce, Fenner & Smith Incorporated 101 Hudson Street, 7th Floor Jersey City, New Jersey 07302		10,000	399,900 (1)	16,732,665	(2)	NASDAQ
Common Stock	Benedict Taravella Wells Fargo Advisors 7809 Girard Avenue Suite 200 La Jolla CA 92037		13,200	527,868 (1)	16,732,665	(3)	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	(2)	Exercise of stock options	WD-40 Company	10,000	(2)	Sale Proceeds (2)
Common Stock	9/10/10	Exercise of Stock Options	WD-40 Company	13,200	9/10/10	Cash Exercise

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

EXPLANATION OF RESPONSES:

  Estimated based on the fair market value at market close on 10/19/2010 of $39.99/share.
  These control securities, registered on Form S-8, will be acquired upon the proposed exercise of stock options for 10,000 shares and sold on the same day pursuant to a cashless stock option exercise transaction processed by the Issuer’s stock option plan administrator. The proposed transaction will be completed pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on 10/19/10.
  These control securities, registered on Form S-8, were acquired upon the exercise of stock options for 13,200 shares on September 10, 2010. The proposed transaction will be completed pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on 10/19/10.

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

October 20, 2010	/s/ Maria Mitchell, as attorney-in-fact for Graham P. Milner
DATE OF NOTICE	(SIGNATURE)
October 19, 2010
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)